SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                                   LION, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    53620L102
                                 (CUSIP Number)


          JOHN A. MCMILLAN, 1617 SIXTH AVENUE, # 600, SEATTLE, WA 98101
                                 (206) 373-4014
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                OCTOBER 11, 2006
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].






(Continued on the following pages)


                               Page 1 of 6 Pages

----------------------------                        ----------------------------
CUSIP NO.    53620L102                 13D          PAGE 2 OF  6 PAGES
----------------------------                        ----------------------------


-------- -----------------------------------------------------------------------
   1 Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)

         JOHN A. MCMILLAN
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group          (a)
                                                                   (b)

-------- -----------------------------------------------------------------------
   3     Sec Use Only


-------- -----------------------------------------------------------------------
   4     Source Of Funds

         PF/OO
-------- -----------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e)


-------- -----------------------------------------------------------------------
   6     Citizenship Or Place Of Organization

         UNITED STATES CITIZEN
-------------------------------- ------ ----------------------------------------
           Number of               7    Sole Voting Power

            Shares                      645,000
                                 ------ ----------------------------------------
         Beneficially              8    Shared Voting Power

           Owned by                     1,341,500 *
                                 ------ ----------------------------------------
             Each                  9    Sole Dispositive Power

          Reporting                     645,000

         Person With             ------ ----------------------------------------
                                  10    Shared Dispositive Power

                                        1,341,500 *

-------- -----------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,986,550 *
-------- -----------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares


-------- -----------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         5.13% **
-------- -----------------------------------------------------------------------
  14     Type Of Reporting Person

         IN
-------- -----------------------------------------------------------------------

*    Includes 6,000 shares owned by spouse and 1,335,550 shares held by the John
     A. & Alexandra McMillan Living Trust.

** The calculation of the foregoing percentage is based on 38,624,272 shares of common stock outstanding as of December 31, 2006, and includes shares underlying options to purchase 125,000 shares of common stock which are exercisable within 60 days of the filing of this Schedule 13D.


                               Page 2 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.

         This constitutes Amendment No. 2 to the Statement on Schedule 13D, filed on February 14, 2003, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 22, 2005, relating to shares of common stock, par value $.001 per share, of LION, Inc., a Washington corporation ("LION" or the "Company"). The address of the Company's principal executive office is 4700-42nd Ave. SW, Suite 430, Seattle, WA 98116.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name, address, principal occupation or employment, involvement in certain legal proceedings, and citizenship of the person filing this statement is as follows:

         (a) John A. McMillan

         (b) 1617 Sixth Avenue, # 600, Seattle, WA 98101

         (c) Mr. McMillan is a Director of the Company. He is retired and was formerly a director and Co-Chairman of the Board of Directors of Nordstrom, Inc., a clothing retailer, located at 1617 Sixth Avenue, # 600, Seattle, WA 98101.

         (d) Mr. McMillan, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. McMillan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. McMillan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. McMillan became an owner of over five percent of the outstanding shares of common stock of LION through a combination of private and open market purchases, through the grant of stock options, through the exercise of warrants and options, and through the vesting of stock options. On December 9, 1997 and on March 20, 2001, Mr. McMillan participated in private placements of LION's securities, purchasing 240,000 shares of common stock for $90,000, and 833,333 shares of common stock for $125,000, respectively. The shares were acquired by the reporting person solely for investment purposes to provide needed funding for LION, and not for the purpose of acquiring control of the Company. For services rendered the Company, Mr. McMillan was granted an aggregate total of 580,417 stock options between 1998 and July 11, 2006. The stock options were granted under LION's 1998 Stock Option Plan or its 2005 Stock Incentive Plan as compensation and without cash consideration. Mr. McMillan paid $77,119 to acquire 719,300 common shares in open market purchases between December 17, 1999 and July 29, 2002 and paid $10,688 to acquire 62,917 common shares upon the exercise of stock options on November 11, 2005. Mr. McMillan used personal funds to purchase the securities and to pay the exercise price of stock options listed above.


                               Page 3 of 6 Pages

         On March 12, 2004, and on October 19, 2006, 199,300 shares and 1,136,250 shares, respectively, were contributed by the reporting person to the John A. & Alexandra McMillan Living Trust (the "Trust"), of which John A. McMillan and his spouse Alexandra McMillan are co-trustees and beneficiaries.

ITEM 4.  PURPOSE OF TRANSACTION.

         In Amendment No. 1 to Schedule 13D filed with the Commission on February 22, 2005, it was reported that Mr. McMillan's beneficial ownership of LION common stock had dropped below five percent. On June 23, 2005, Mr. McMillan was granted 50,000 options which vest in equal quarterly installments beginning on September 30, 2005. On July 11, 2006, Mr. McMillan was granted 50,000 options which vest in equal quarterly installments beginning on October 11, 2006. The options were granted under LION's stock option plan to help LION retain the services of Mr. McMillan as a non-employee director, and to compensate him for those services.

         The reporting person may, from time to time, acquire additional common shares (1) by the exercise or additional vesting of his options, (2) by the grant of additional options to him by LION, (3) from time to time in open market purchases for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. The reporting person may also dispose of some of all of the common shares that he beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued common shares by LION), gift, pledge, expiration of options or otherwise, including, without limitation, sales of common shares by the reporting person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The reporting person reserves the right not to acquire common shares or not to dispose of all or part of such common shares if he determines such acquisition or disposal is not in his best interests at that time.

         Depending on future evaluations of the business prospects of LION and other factors, including, but not limited to, general economic and business conditions, Mr. McMillan may retain or, from time to time, increase his holdings or dispose of all or a portion of his holdings, subject to any applicable legal and contracted restrictions on his ability to do so. Mr. McMillan has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that Mr. McMillan may, depending on market conditions, increase his holdings or dispose of all or a portion of his shares of LION common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of February 11, 2007, Mr. McMillan was the beneficial owner of shares of common stock and options to purchase an aggregate total of 1,986,550 shares of common stock, representing 5.13% of the issued and outstanding shares of common stock of the Company. The calculation of the foregoing percentage is based on 38,624,272 shares of common stock outstanding as of December 31, 2006, and includes 6,000 shares owned by his spouse, 1,335,550 shares held by the Trust, and options to purchase 125,000 shares of common stock which are exercisable within 60 days of the filing of this Schedule 13D. The reporting person beneficially owns the following options to purchase common shares under LION's stock option plans:


                               Page 4 of 6 Pages

                                     Percent
Date of    Number of    Exercise    Vested at     Number
Grant      Shares       Price        4-11-07      Vested            Vesting Schedule
---------- ------------ ----------- ----------- ------------ ------------------------------------
6-30-04     50,000        $.61        100%       50,000      Quarterly over one year starting
                                                             9-30-04
6-23-05     50,000**      $.27        100%       37,500      Quarterly over one year starting
                                                             9-30-05
7-11-06     50,000        $.36        75%        37,500      Quarterly over one year starting
                                                             10-11-06
 Total                                          125,000

**  12,500 of these options were exercised on November 11, 2005

         The vesting of the unvested options described above will increase the reporting person's beneficial ownership of common shares. If the above options were fully vested, the reporting person would beneficially own 1,999,050 shares of common stock, or 5.16% of the outstanding shares of common stock of the Company.

         (b) Upon exercise of the vested options, Mr. McMillan will acquire sole voting and dispositive power with respect to 645,000 shares of common stock as of February 11, 2007. Mr. McMillan and his spouse share the power to vote and dispose of the 6,000 shares owned by Alexandra McMillan, and as co-trustees of the Trust, share the power to vote and dispose of the 1,335,550 shares of common stock held by the Trust.

         (c) Other than the vesting of options granted to the reporting person, as described above, there were no transactions in LION common stock that were effected during the past 60 days by the reporting person filing this statement.

         (d) No other person is known, with respect to shares of Company common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Company common stock held by the reporting person or the Trust.

         (e) Mr. McMillan ceased to be the beneficial owner of more than 5% of LION's common stock as of November 9, 2004, based on 37,349,028 shares of common stock outstanding as of November 9, 2004, as reported in LION's Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2004 for the quarterly period ended September 30, 2004. As a result of the granting and vesting of options granted to the reporting person, as described above, Mr. McMillan has again become subject to the reporting requirements of Schedule 13D.






                               Page 5 of 6 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         The shares underlying stock options not yet exercised were granted under LION's 1998 Stock Option Plan or its 2005 Stock Incentive Plan, both intended to serve as equity incentive programs for management, qualified employees, non-employee members of the Board of Directors, and independent advisors or consultants. Except as set forth above and as except as described in
Item 4 above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person filing this statement with respect to any securities of the Company, including, without limitation, the acquisition of control, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

99.1     1998 Stock Option Plan with Form of Stock Option Agreement (1)

99.2     2005 Stock Incentive Plan with Form of Stock Option Agreement (2)

---------------------
(1) Incorporated by reference to Exhibit 10.1 to the Company's registration statement on Form 10-SB/A filed December 10, 1998.

(2) Incorporated by reference to Exhibit 10.1 to the Company's registration statement on Form S-8 filed August 11, 2005.



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 2007

/s/ JOHN A. MCMILLAN
--------------------------------------
John A. McMillan

















                               Page 6 of 6 Pages